LEXMARK SAVINGS PLAN

PLAN #002                      EIN #06-1308215

Report on Audits of Financial Statements
 and Supplemental Schedule

As of December 31, 2014 and 2013
and for the year ended
December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:
Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2014
____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	19

Exhibit:

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Lexmark Savings Plan’s financial statements.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 18, 2015

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

(in thousands of dollars)
____

	2014	2013

Assets

Investments	$986,793	$926,892

Receivables:
Employer contributions	1,362	514
Other	57	31
Notes receivable from participants	10,165	10,105

Total receivables	11,584	10,650

Total assets	998,377	937,542

Liabilities

Other payables	208	128

Total liabilities	208	128

Net assets reflecting all investments at fair value	998,169	937,414

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(2,273)	(1,766)

Net assets available for benefits	$995,896	$935,648

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

(in thousands of dollars)
____

Additions to net assets attributed to:
Investment income from interest and dividends	$43,701
Interest on notes receivable from participants	437
Net appreciation in fair value of investments	20,079

Contributions:
Employer	25,960
Participants	39,628

Total contributions	65,588

Total additions	129,805

Deductions from net assets attributed to:
Benefits paid to participants	(69,872)
Administrative expenses, net	152

Total deductions	(69,720)

Trust to trust transfer from Twistage (See Note 1)	163

Net increase	60,248

Net assets available for benefits:

Beginning of year	935,648

End of year	$995,896

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1.	Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”), Lexmark Enterprise Software, LLC f/k/a Perceptive Software, LLC (“Enterprise Software”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate provided, however, individuals who become employees of the Company or a designated U.S. subsidiary pursuant to a merger or acquisition shall not become eligible to participate in the Plan unless and until such class of employees is designated in writing by the Lexmark Retirement Committee as being eligible to participate in the Plan.

Trust to Trust Transfer

Enterprise Software acquired Twistage, Inc. (“Twistage”) effective March 1, 2013. Twistage was a participating employer in the TriNet 401(k) Plan, whose participation has been withdrawn.  Effective April 22, 2014, the assets related to the Twistage participants were transferred from the TriNet 401(k) Plan to the Twistage 401(k) Spin-Off Plan, sponsored by Enterprise Software, and then into this Plan in a trust to trust transfer.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $17,500 for both the Plan years ended December 31, 2014 and 2013.  The maximum employee contribution is $18,000 for the 2015 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ended December 31, 2014 were eligible to make catch-up contributions up to $5,500.  The catch-up contribution amount for 2015 is $6,000.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $1,753,952 for the year ended December 31, 2014.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Plan participants can designate all or a portion of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions. Effective October 1, 2014, the Plan was amended to permit participants to make in-Plan Roth transfers.  Prior to October 1, 2014, participants were required to irrevocably elect to treat all or a portion of their deferrals as designated Roth contributions at the time of deferral and contributions that were initially treated as pretax elective contributions could not later be converted to Roth contributions, and vice versa.  However, for distributions occurring after September 27, 2010, a participant who is eligible to elect a direct rollover of his or her plan accounts may elect to transfer to the participant’s Roth contribution account as an eligible rollover distribution part or all of his/her vested non-designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan on an annual basis.  The Company may also make a discretionary employer matching contribution.  For 2014, the Company made a discretionary employer matching contribution of 100% of the first 5% of the participant’s compensation contributed to the Plan.  In addition, the Company may make a discretionary employer contribution from time to time.  No discretionary employer contributions were made in 2014.  All Employer contributions, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund, the Fixed Income Fund which is a commingled fund and target date funds which are commingled funds.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the discretionary employer matching contribution, if any.  However, discretionary employer contributions, if any, are subject to a three-year vesting requirement.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that such participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years (ten years for home loans); however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2014, loan interest rates in effect ranged from 4.25% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.  Participant loans are valued at unpaid principal balance plus accrued but unpaid interest.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were forfeitures of participant balances during 2014 of $5,339.  The cumulative balance of forfeited nonvested accounts totaled $99,394 and $528,007 as of December 31, 2014 and 2013, respectively, and changed year-to-year due to using $441,149 to reduce employer contributions, $1,175 to reduce administrative expenses, investment income of $20, and an administrative adjustment of the account balance of $8,352.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund because this is considered a “competing,” or similar, fund.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

A participant may make unlimited exchanges into and out of the Lexmark Stock Fund.  However, from the first day of the last month of each calendar quarter until after that quarter’s earnings results for the Company are announced (the “Window Period”) a participant may not make an exchange into the Lexmark Stock Fund.  A participant, who is not a senior manager or an executive of the Company, is permitted to make an exchange out of the Lexmark Stock

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Fund during the Window Period.  Senior managers and executives of the Company may not exchange into or out of the Lexmark Stock Fund during the Window Period.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain Plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Short-term investments, receivables and cash are stated at cost, which approximates fair value.  Commingled funds are valued at net asset value per unit. Corporate bonds are valued at quoted prices in markets that are not active, broker dealer quotations or other methods.  Refer to Note 5 for additional information.

Generally accepted accounting principles in the United States (“GAAP”) requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through the date that the financial statements were issued.  There were no events occurring during the evaluation period that would require recognition or disclosure in the financial statements.

3.	Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2014 and 2013 are as follows (amounts in thousands of dollars, except share data):

	2014	2013
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock K Fund (2,367,703 and 2,392,098 shares,
respectively)	$118,859	$118,217
Spartan U.S. Equity Index Fund (1,071,024 and 969,354 shares,
respectively)	78,035	63,483
Contrafund K (1,354,559 and 1,292,662 shares, respectively)	132,611	124,186
Vanguard Windsor II Fund (1,078,919 and 995,571 shares,
respectively)	71,424	64,951
**JP Morgan US Equity (3,742,506 and 3,237,681 shares, respectively)	54,453	45,651
**Dodge and Cox Income (3,703,428 and 0 shares, respectively)	51,033	-
***PIMCO Total Return Fund Inst (0 and 4,895,496 shares, respectively)	-	52,333
***MFS Research Int R4 (2,868,193 and 3,040,165 shares, respectively)	46,637	54,358
*Other investments at fair value (individually less than 5% of net assets)	342,797	312,543
Total investments at fair value	895,849	835,722
Investments at Contract Value:
Fixed Income Fund:
Investments at contract value, including wrapper contracts
(individually less than 5% of net assets)	88,671	89,404

Total investments	$984,520	$925,126

* Parties-in-interest to the Plan.
** Investment did not represent 5% or more of the Plan’s assets available for benefits as of December 31, 2013.
*** Investment did not represent 5% or more of the Plan’s assets available for benefits as of December 31, 2014.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

For the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Lexmark Class A Common Stock	$3,928
Mutual and Commingled funds	16,151

Net appreciation in fair value of investments	$20,079

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 1.5% to 3.0% and 1.4% to 2.8% as of December 31, 2014 and 2013, respectively.  The average annual yields for the synthetic GICs ranged from 1.1% to 2.3% and 0.9% to 2.5% for the years ended December 31, 2014 and 2013, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

5.	Fair Value Measurements

The accounting guidance for fair value measurements defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Quoted prices (unadjusted) in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3	Unobservable inputs used in valuations in which there is little market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the Plan’s investments are based on third party pricing information without adjustment.  As permitted under the accounting guidance for fair value disclosures, the Plan has not provided quantitative information about the significant unobservable inputs used in the fair value measurements of these securities.

The Plan tested the fair value of the portfolio and default level assumptions provided by the third parties as of December 31, 2014 using the following procedures:

•	assessment of trading activity and other market data;

•	assessment of variability in pricing by comparison to independent source(s) of pricing; and

•	back-testing of transactions to determine historical accuracy of net asset value per share/unit as an exit price.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during 2014.

Common stocks and U.S. government and agency securities: Most often valued at the closing price reported on the active market on which the individual securities are traded; however, securities with lower levels of market activity are classified as Level 2.

Mutual funds: Valued at the share (unit) published as the basis for current transactions.

Target date and fixed income commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The significant unobservable inputs used in the fair value measurement of the Plan’s wrapper contracts are future interest crediting rates which are influenced by the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. Significant changes in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.  Generally, a change in the assumption used for the level of market interest rates is accompanied by a directionally similar change in the assumption used for the future interest crediting rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. Management of the Plan reviews the levels assigned to its fair value measurements on an annual basis and recognizes transfers between levels as of the beginning of the Plan year in which the transfer occurs. There were no transfers between levels during either 2014 or 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 and 2013 (amounts in thousands of dollars):

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

	Level 1	Level 2	Level 3	Total
December 31, 2014
Common stocks, technology	$28,587	$-	$-	$28,587
Mutual funds:
Mid-large cap	455,384	-	-	455,384
Fixed income	84,433	-	-	84,433
International	60,295	-	-	60,295
Small cap	72,627	-	-	72,627
Money market	23,536	-	-	23,536
Commingled funds:
Target date funds	-	172,167	-	172,167
U.S. government and agency securities:
Aaa credit rating	35,762	10,959	-	46,721
No credit rating	-	3,156	-	3,156
Corporate bonds:
Aa3 credit rating	-	816	-	816
Aa2 credit rating	-	289	-	289
Aa1credit rating	-	214	-	214
A1 credit rating	-	710	-	710
A2 credit rating	-	100	-	100
A3 credit rating	-	197	-	197
Baa credit rating	-	213	-	213
Fixed income	-	37,327	-	37,327
Wrap contracts	-	-	21	21

Total assets at fair value	$760,624	$226,148	$21	$986,793

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

	Level 1	Level 2	Level 3	Total
December 31, 2013
Common stocks, technology	$23,839	$-	$-	$23,839
Mutual funds:
Mid-large cap	416,491	-	-	416,491
Fixed income	84,917	-	-	84,917
International	66,046	-	-	66,046
Small cap	70,127	-	-	70,127
Money market	24,879	-	-	24,879
Commingled funds:
Target date funds	-	150,029	-	150,029
U.S. government and agency securities:
Aaa credit rating	41,215	10,174	-	51,389
No credit rating	-	1,350	-	1,350
Corporate bonds:
Aa2 credit rating	-	576	-	576
Aa1credit rating	-	202	-	202
A2 credit rating	-	765	-	765
A3 credit rating	-	505	-	505
Fixed income	-	35,753	-	35,753
Wrap contracts	-	-	24	24

Total assets at fair value	$727,514	$199,354	$24	$926,892

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

The tables below set forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2014 and 2013 (amounts in thousands of dollars):

Wrap contracts
Fair value, January 1, 2013	$25
Unrealized gains/(losses) relating to instruments
still held at the reporting date	(1)
Fair value, December 31, 2013	24
Unrealized gains/(losses) relating to instruments
still held at the reporting date	(3)
Fair value, December 31, 2014	$21

Unrealized gains and losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available and applied, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

During 2014, the Plan received $197,600 from the Revenue Credit Program, which was placed in an ERISA account.  Qualified Plan expenses may be paid from the ERISA account.  As of December 31, 2014, there is $544,836 remaining in the ERISA account.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2012, that the Plan and related trust, each as amended prior to December 14, 2010, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

not would not be sustained upon examination by the respective taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

8.	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2014 and 2013, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2014, the Plan held 692,682 shares of Lexmark Class A Common Stock valued at $28,586,986.  At December 31, 2013, the Plan held 671,154 shares of Lexmark Class

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

A Common Stock valued at $23,839,393.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013 and change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014 (in thousands of dollars).

	2014	2013
Net assets available for benefits per the financial
statements	$995,896	$935,648
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	2,273	1,766
Net assets available for benefits per the Form 5500	$998,169	$937,414

	2014
Change in net assets available for benefits per the
financial statements	$60,248
Trust to trust transfer	(163)

Change in adjustment from contract value to fair
value for fully benefit-responsive investment
contracts	507
Change in net assets available for benefits per the
Form 5500	$60,592

12.	Plan Amendments

In September 2014, the Plan was amended effective June 26, 2013 to replace the definition of “Spouse” with the following, “the spouse of a Participant determined by federal law applicable to Code Section 401(a) as announced in Revenue Ruling 2013-17 and Notice 2014-19; provided to the extent required by a QDRO, a former Spouse of the Participant shall be treated as the Spouse of the Participant”.  The plan was also amended, effective October 1, 2014, to provide for in-plan Roth transfers in accordance with section 402A(c)(a) of the Internal Revenue Code of 1986.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 692,682 shares		$28,586,986

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund K 1,354,559 shares		132,611,345
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock K Fund 2,367,703 shares		118,858,671
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 22,356,647 shares		22,356,647
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 1,071,024 shares		78,034,789
	Managed by J.P. Morgan Company	US Equity Fund 3,742,506 shares		54,453,460
	Managed by Dodge and Cox Co.	Dodge and Cox Income Fund 3,703,428 shares		51,033,243
	Managed by Allianz Global Investors Co.	High Yield Bond Fund 2,922,905 shares		27,358,388
	Managed by The Vanguard Group	Windsor II Fund 1,078,919 shares		71,424,468
	Managed by Invesco	Developing Markets Instl 215,670 shares		6,555,117
	Managed by American Beacon Funds	Small Cap Value Fund 1,253,336 shares		31,421,141
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,564
	Managed by Janus	Janus Triton I 1,742,339 shares		41,206,323
	Managed by Massachusetts Financial Services Co.	MFS Research International R4 2,868,193 shares		46,636,820
*	Managed by Fidelity Management and Research Co.	Spartan International Index Adv 190,848 shares		7,103,369
*	Managed by Fidelity Management and Research Co.	Short Term Interest Bearing Funds		6,040,880

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Commingled Funds

*	Managed by Fidelity Management and Research Co.	PYR COR LFC Income V Fund 242,873 shares		2,967,913
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2005 CP Fund 37,274 shares		476,739
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2010 CP Fund 402,786 shares		5,477,890
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2015 CP Fund 463,271 shares		6,277,321
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2020 CP Fund 1,783,904 shares		23,511,849
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2025 CP Fund 1,240,366 shares		16,856,570
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2030 CP Fund 3,155,530 shares		41,432,115
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2035 CP Fund 1,978,337 shares		26,470,154
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2040 CP Fund 1,615,254 shares		21,321,348
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2045 CP Fund 1,038,701 shares		13,783,558
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2050 CP Fund 879,022 shares		11,488,818
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2055 CP Fund 149,951 shares		2,102,310
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.25% to 9.75%, maturing at various dates.	$0	10,164,599

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Fixed Income Fund

	Managed by Invesco & State Street Global Advisors

	Colchester Money Market Fund	Short-Term Investment Fund		228,882
	AGYMBS ARM	2.41% 08/01/2031		2,153
	AGYMBS ARM	1.93% 10/01/2033		23,184
	AGYMBS ARM	2.41% 11/01/2033		18,764
	AGYMBS ARM	1.93% 09/01/2033		25,651
	AGYMBS ARM	1.93% 11/01/2033		26,479
	CMBS CONDUIT	5.15% 09/10/2047		88,713
	CMBS CONDUIT	5.43% 03/11/2039		108,915
	AGYMBS ARM	2.01% 07/01/2036		25,368
	US Treas Note	2.38% 02/28/2015		608,415
	US Agy Deb	1.63% 10/26/2015		305,004
	US Treas Note	2% 04/30/2016		436,271
	US Agy Deb	1.25% 09/28/2016		157,285
	US Treas Note	1% 08/31/2016		607,954
	US Treas Note	1.5% 08/31/2018		235,114
	US Treas Note	1% 10/31/2016		494,210
	US Treas Note	0.88% 11/30/2016		309,072
	US Agy Deb	1.25% 01/30/2017		486,972
	Corp Bks&Trfts	2.5% 01/11/2017		97,474
	US Treas Note	0.88% 01/31/2017		208,940
	US Treas Note	0.88% 04/30/2017		346,242
	Corp Prop & Cas	3% 05/15/2022		36,588
	US Treas Note	0.63% 05/31/2017		308,800
	US Treas Note	0.63% 08/31/2017		192,563
	US Treas Note	0.75% 10/31/2017		92,498
	Corp Prop & Cas	1.55% 02/09/2018		19,509
	US Treas Note	0.38% 03/15/2016		194,232
	CMBS 2.0 SUB	1.99% 04/10/2046		97,530
	US Treas Note	0.63% 04/30/2018		437,614
	MBS NAG PT FIX	3% 05/25/2043		87,283
	MBS NAG SEQ	1.55% 04/25/2043		79,184
	AB-RetailCredCd	0.91% 03/16/2020		96,899
	US Treas Note	0.25% 05/15/2016		387,308
	Corp OilFld Svs	3.19% 06/24/2023		41,526

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	AB-Prime Auto	0.84% 11/15/2017		116,555
	AB-Bank Cred Cd	1.01% 10/15/2018		112,568
	Corp Tobacco	3.6% 11/15/2023		19,319
	US Treas Note	1.25% 11/30/2018		378,949
	AB-Bank Cred Cd	2.88% 01/23/2023		50,357
	Corp Pharmaceut	3.4% 05/06/2024		60,847
	Corp Bks&Trfts	2.2% 04/25/2019		51,852
	US T-Inflatn Nt	0.13% 04/15/2019		155,585
	CMBS CONDUIT	3.05% 04/15/2047		129,950
	Corp Life Ins	2.2% 05/16/2019		62,920
	CMBS CONDUIT	2.67% 01/15/2046		59,586
	CMBS CONDUIT	2.92% 12/15/2046		68,046
	AB-Lrg Equip Ln	1.61% 05/17/2021		97,512
	AB-Lrg Equip Ln	0.97% 04/23/2018		34,901
	US Treas Note	1.63% 06/30/2019		629,187
	US Treas Note	1.63% 08/31/2019		364,204
	Corp Bks&Trfts	3.88% 09/10/2024		41,261
	AB-MidEqLn	1.59% 08/22/2023		73,667
	AB-Prime Auto	2.31% 04/15/2026		102,217
	AB-Prime Auto	1.47% 05/17/2021		101,306
	CMBS CONDUIT	3.61% 11/15/2047		60,804
	US Treas Note	1.5% 10/31/2019		376,000
	Corp OilFld Svs	2.88% 11/15/2021		23,013
	US Treas Note	1.5% 11/30/2019		174,691
	Corp Healthcare	2.5% 03/15/2020		38,179
	AB-Prime Auto	1.72% 03/16/2020		101,659
				10,397,731

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Colchester Money Market Fund	Short-Term Investment Fund		477,231
	AGYMBS ARM	2.41% 08/01/2031		4,490
	AGYMBS ARM	1.93% 10/01/2033		48,340
	AGYMBS ARM	2.41% 11/01/2033		39,123
	AGYMBS ARM	1.93% 09/01/2033		53,483
	AGYMBS ARM	1.93% 11/01/2033		55,210
	CMBS CONDUIT	5.15% 09/10/2047		184,971
	CMBS CONDUIT	5.43% 03/11/2039		227,094
	AGYMBS ARM	2.01% 07/01/2036		52,894
	US Treas Note	2.38% 02/28/2015		1,268,576
	US Agy Deb	1.63% 10/26/2015		635,950
	US Treas Note	2% 04/30/2016		909,648
	US Agy Deb	1.25% 09/28/2016		327,948
	US Treas Note	1% 08/31/2016		1,267,615
	US Treas Note	1.5% 08/31/2018		490,225
	US Treas Note	1% 10/31/2016		1,030,453
	US Treas Note	0.88% 11/30/2016		644,431
	US Agy Deb	1.25% 01/30/2017		1,015,362
	Corp Bks&Trfts	2.5% 01/11/2017		203,238
	US Treas Note	0.88% 01/31/2017		435,651
	US Treas Note	0.88% 04/30/2017		721,933
	Corp Prop & Cas	3% 05/15/2022		76,287
	US Treas Note	0.63% 05/31/2017		643,865
	US Treas Note	0.63% 08/31/2017		401,504
	US Treas Note	0.75% 10/31/2017		192,862
	Corp Prop & Cas	1.55% 02/09/2018		40,677
	US Treas Note	0.38% 03/15/2016		404,984
	CMBS 2.0 SUB	1.99% 04/10/2046		203,355
	US Treas Note	0.63% 04/30/2018		912,449
	MBS NAG PT FIX	3% 05/25/2043		181,990
	MBS NAG SEQ	1.55% 04/25/2043		165,103
	AB-RetailCredCd	0.91% 03/16/2020		202,040
	US Treas Note	0.25% 05/15/2016		807,556
	Corp OilFld Svs	3.19% 06/24/2023		86,584
	AB-Prime Auto	0.84% 11/15/2017		243,024

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Bank Cred Cd	1.01% 10/15/2018		234,711
	Corp Tobacco	3.6% 11/15/2023		40,282
	US Treas Note	1.25% 11/30/2018		790,127
	AB-Bank Cred Cd	2.88% 01/23/2023		104,996
	Corp Pharmaceut	3.4% 05/06/2024		126,869
	Corp Bks&Trfts	2.2% 04/25/2019		108,115
	US T-Inflatn Nt	0.13% 04/15/2019		324,402
	CMBS CONDUIT	3.05% 04/15/2047		270,953
	Corp Life Ins	2.2% 05/16/2019		131,192
	CMBS CONDUIT	2.67% 01/15/2046		124,240
	CMBS CONDUIT	2.92% 12/15/2046		141,880
	AB-Lrg Equip Ln	1.61% 05/17/2021		203,317
	AB-Lrg Equip Ln	0.97% 04/23/2018		72,770
	US Treas Note	1.63% 06/30/2019		1,311,888
	US Treas Note	1.63% 08/31/2019		759,383
	Corp Bks&Trfts	3.88% 09/10/2024		86,032
	AB-MidEqLn	1.59% 08/22/2023		153,600
	AB-Prime Auto	2.31% 04/15/2026		213,128
	AB-Prime Auto	1.47% 05/17/2021		211,229
	CMBS CONDUIT	3.61% 11/15/2047		126,779
	US Treas Note	1.5% 10/31/2019		783,979
	Corp OilFld Svs	2.88% 11/15/2021		47,984
	US Treas Note	1.5% 11/30/2019		364,239
	Corp Healthcare	2.5% 03/15/2020		79,606
	AB-Prime Auto	1.72% 03/16/2020		211,963
				21,679,810

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment		473,691
	AGYMBS ARM	2.41% 08/01/2031		4,457
	AGYMBS ARM	1.93% 10/01/2033		47,982
	AGYMBS ARM	2.41% 11/01/2033		38,833
	AGYMBS ARM	1.93% 09/01/2033		53,087
	AGYMBS ARM	1.93% 11/01/2033		54,800
	CMBS CONDUIT	5.15% 09/10/2047		183,599
	CMBS CONDUIT	5.43% 03/11/2039		225,410
	AGYMBS ARM	2.01% 07/01/2036		52,502
	US Treas Note	2.38% 02/28/2015		1,259,167
	US Agy Deb	1.63% 10/26/2015		631,233
	US Treas Note	2% 04/30/2016		902,901
	US Agy Deb	1.25% 09/28/2016		325,516
	US Treas Note	1% 08/31/2016		1,258,214
	US Treas Note	1.5% 08/31/2018		486,589
	US Treas Note	1% 10/31/2016		1,022,811
	US Treas Note	0.88% 11/30/2016		639,651
	US Agy Deb	1.25% 01/30/2017		1,007,831
	Corp Bks&Trfts	2.5% 01/11/2017		201,731
	US Treas Note	0.88% 01/31/2017		432,420
	US Treas Note	0.88% 04/30/2017		716,579
	Corp Prop & Cas	3% 05/15/2022		75,721
	US Treas Note	0.63% 05/31/2017		639,089
	US Treas Note	0.63% 08/31/2017		398,526
	US Treas Note	0.75% 10/31/2017		191,432
	Corp Prop & Cas	1.55% 02/09/2018		40,376
	US Treas Note	0.38% 03/15/2016		401,981
	CMBS 2.0 SUB	1.99% 04/10/2046		201,847
	US Treas Note	0.63% 04/30/2018		905,681
	MBS NAG PT FIX	3% 05/25/2043		180,641
	MBS NAG SEQ	1.55% 04/25/2043		163,879
	AB-RetailCredCd	0.91% 03/16/2020		200,541
	US Treas Note	0.25% 05/15/2016		801,567
	Corp OilFld Svs	3.19% 06/24/2023		85,942
	AB-Prime Auto	0.84% 11/15/2017		241,221
	AB-Bank Cred Cd	1.01% 10/15/2018		232,970
	Corp Tobacco	3.6% 11/15/2023		39,983
	US Treas Note	1.25% 11/30/2018		784,267

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Bank Cred Cd	2.88% 01/23/2023		104,217
	Corp Pharmaceut	3.4% 05/06/2024		125,928
	Corp Bks&Trfts	2.2% 04/25/2019		107,313
	US T-Inflatn Nt	0.13% 04/15/2019		321,996
	CMBS CONDUIT	3.05% 04/15/2047		268,944
	Corp Life Ins	2.2% 05/16/2019		130,219
	CMBS CONDUIT	2.67% 01/15/2046		123,319
	CMBS CONDUIT	2.92% 12/15/2046		140,828
	AB-Lrg Equip Ln	1.61% 05/17/2021		201,810
	AB-Lrg Equip Ln	0.97% 04/23/2018		72,231
	US Treas Note	1.63% 06/30/2019		1,302,158
	US Treas Note	1.63% 08/31/2019		753,751
	Corp Bks&Trfts	3.88% 09/10/2024		85,394
	AB-MidEqLn	1.59% 08/22/2023		152,461
	AB-Prime Auto	2.31% 04/15/2026		211,547
	AB-Prime Auto	1.47% 05/17/2021		209,662
	CMBS CONDUIT	3.61% 11/15/2047		125,838
	US Treas Note	1.5% 10/31/2019		778,165
	Corp OilFld Svs	2.88% 11/15/2021		47,628
	US Treas Note	1.5% 11/30/2019		361,537
	Corp Healthcare	2.5% 03/15/2020		79,015
	AB-Prime Auto	1.72% 03/16/2020		210,391
				21,519,020

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Invesco Group Trust – Voya Retirement	Intermediate Government/Credit Fund		20,476,025

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		16,851,068
	Total Fixed Income Fund			90,923,654

	Wrap contracts			20,671

				$996,958,720

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 18, 2015

LEXMARK INTERNATIONAL, INC., as Plan Administrator of the Lexmark Savings Plan

By: /s/ Bruce J. Frost, Treasurer

      Bruce J. Frost, Treasurer

Index to Exhibit

Number                                                        Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm